Exhibit 1
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FOR IMMEDIATE RELEASE                                               11 June 2007


                              WPP GROUP PLC ("WPP")

                    Ogilvy acquires Lee & Jang in South Korea


WPP announces that its wholly-owned operating company Ogilvy has agreed to acquire a 70% stake in Lee & Jang, a leading digital marketing agency in South Korea.

Founded in 2001, Lee & Jang is based in Seoul and employs 35 people. Clients include Citibank, Daewoo Securities, PCA Life, Samsung Securities and Woori Investment & Securities.

Lee & Jang unaudited revenues for the year ended 31 December 2006 were KRW 2,175m, with gross assets at the same date of KRW 2,012m.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors and strengthening its capabilities in digital media.


Further information:
Contact:
Feona McEwan, WPP                                       + 44 (0)20 7408 2204
www.wpp.com
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